Exhibit 99.1

BANCOLOMBIA S.A. ANNOUNCES THE DISTRIBUTION OF PROFITS APPROVED BY THE GENERAL SHAREHOLDERS MEETING

Medellin, Colombia, March 22, 2019

At a meeting held today, the General Shareholders Meeting approved a profit distribution proposal to issue a dividend equal to COP $1,092 per share, to be paid as follows: COP $273 per share and per quarter on the following dates: April 1, 2019, July 2, 2019, October 1, 2019 and January 2, 2020.

Contacts
Jaime A. Velásquez	Jose Humberto Acosta	Alejandro Mejía
Strategy and Finance VP	Financial VP	IR Manager
Tel.: (574) 4042199	Tel.: (571) 4885934	Tel.: (574) 4041837

The table below summarizes the profit distribution approved by the General Shareholders Meeting:

In Colombian Pesos - COP

Gross profit 2018	3,143,400,341,592.85
Provisions for income tax and deferred tax	(427,664,748,553.65)

Net profit for fiscal year 2018		2,715,735,593,039.20

Plus retained earnings recorded in the opening balance sheet and realized during fiscal year 2018		3,821,185,854.11

Plus release of wealth tax reserves		6,561,420,000.00

Plus release of resorces detined to payment of preferred share dividends		57,701,443,512.80

Plus release of the reserve contemplated by article 130 of the Tax Statute, which is non-distributable to shareholders		89,434,659,296.00

Total to be Distributed		2,873,254,301,702.11

Reserve for equity reinforcement and future growth	1,807,939,217,702.11

For the payment of a dividend in respect of 509,704,584 common shares and 452,122,416 preferred shares, subscribed and paid for as of December 31, 2018, in the amount of $1,092 per share, to be paid as follows: $273 per share and per quarter on the following dates: April 2, July 2, October 1, 2019 and January 2, 2020.
	1,050,315,084,000.00

Reserve for the development of social benefit projects	15,000,000,000.00

TOTALS	2,873,254,301,702.11	2,873,254,301,702.11

Contacts
Jaime A. Velásquez	Jose Humberto Acosta	Alejandro Mejía
Strategy and Finance VP	Financial VP	IR Manager
Tel.: (574) 4042199	Tel.: (571) 4885934	Tel.: (574) 4041837

Each ex-dividend period is expected to begin 4 trading days before the respective payment date and end on such payment date, as follows:

Ex dividend date(*)	Payment date
March 26, 2019	April 1, 2019
June 25, 2019	July 2, 2019
September 25, 2019	October 1, 2019
December 26, 2019 (**)	January 2, 2020

(*) The dates of the ex-dividend period will be subject to any adjustments resulting from determinations by the Colombian Stock Exchange.

(**) In case that December 31, 2019 is determined to be a non-trading day, the ex-dividend day will start on December 24, 2019.

Contacts
Jaime A. Velásquez	Jose Humberto Acosta	Alejandro Mejía
Strategy and Finance VP	Financial VP	IR Manager
Tel.: (574) 4042199	Tel.: (571) 4885934	Tel.: (574) 4041837